Exhibit 99.1

Instinct Bio (Nasdaq: BIOT) Secures $150 Million Equity Funding to Advance Regenerative Medicine Platform and Strategic Growth

Transformative funding agreement equips Instinct Bio with discretionary capital to scale its longevity-focused ecosystem and capture market opportunities.

New York, NY, Las Vegas, NV, Tokyo, JP - July 28, 2026-- INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) ("Instinct Bio" or the "Company") today announced that it has entered into an indicative term sheet (“Term Sheet”) relating to a proposed equity purchase facility that would provide the Company with the ability to sell up to US$150 million of its common stock over a three-year period.

Under the terms outlined in the Term Sheet, the Company would have the right, but not the obligation, to direct the purchase of shares of the Company’s common stock from time to time, subject to specified limitations, conditions and regulatory requirements. The purchase price for shares sold under the proposed facility would generally be based on the volume-weighted average price (VWAP) of the Company’s common stock on the applicable purchase date, less a specified discount.

The proposed facility is intended to provide the Company with flexibility to access capital over time to support Instinct Bio’s strategic initiatives following its recent business combination with Relativity Acquisition Corp. Proceeds will be utilized to accelerate the scaled development of its regenerative medicine platform, fund working capital, and pursue strategic acquisitions to expand its longevity ecosystem.

Tomoki Nagano, Chief Executive Officer of Instinct Bio, stated:

"We believe this proposed facility would provide additional financial flexibility as we continue to execute our strategic objectives. The structure is intended to allow the Company to access capital opportunistically while managing its financing needs over time."

About Instinct Bio

Instinct Bio is a biotechnology company focused on regenerative medicine, longevity-related technologies and advanced therapeutic platforms. The Company is committed to developing innovative solutions intended to address unmet medical needs and support long-term human health outcomes.

For more information, please visit the Company’s website at https://instinct-biot.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") that are based on beliefs and assumptions and on information currently available to Instinct Bio, including statements regarding Instinct Bio’s business plans and growth strategies, market opportunities, customer pipeline, and financial prospects. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek," or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words.

Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) changes in domestic and foreign business, market, financial, political, and legal conditions; (ii) the expected benefits of the Business Combination are not obtained; (iii) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (iv) the risk that the Business Combination disrupts current plans and operations of Instinct Bio as a result of the consummation of the Business Combination; (v) failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (vi) costs related to the Business Combination; (vii) changes in applicable laws or regulations; (viii) the outcome of any legal proceedings that may be instituted against Instinct Bio; (ix) the effects of competition on Instinct Bio’s future business; (x) the ability of the combined company to issue equity or equity-linked securities or obtain debt financing; (xi) the enforceability of Instinct Bio’s intellectual property rights, including its copyrights, patents, trademarks, and trade secrets, and the potential infringement on the intellectual property rights of others; and (xii) those factors discussed under the heading "Risk Factors" in the definitive proxy statement/prospectus filed by Instinct Bio and other documents filed, or to be filed, by Instinct Bio with the SEC.

There can be no assurance that definitive transaction documents will be executed, that the conditions to the proposed facility will be satisfied, or that the Company will obtain any funding under the proposed facility. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement except as required by applicable law.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Instinct Bio does not undertake any duty to update these forward-looking statements.

Contact Information

Instinct Bio Technical Company Holdings Inc.

Email: ir@instinct-bro.com

Website: https://instinct-biot.com/